SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          HEALTHCARE ACQUISITION CORP.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                    421923103
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                                 (CUSIP Number)

                              Copy to:    Stephen A. Cohen, Esq.
Seneca Ventures                           Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, New York 11545                New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600

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                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                March 24, 1997
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             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Woodland Partners
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 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

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 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                          New York

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of              0 shares                                       0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               46,000 shares                                2.2%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                0 shares                                       0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          46,000 shares                                2.2%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                          46,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       2.2%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Barry Rubenstein
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 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of                    46,000 shares                          2.2%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                     0 shares                                 0%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                      46,000 shares                          2.2%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                                0 shares                                 0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                46,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       2.2%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                               Marilyn Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of               0 shares                                      0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                46,000 shares                               2.2%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                 0 shares                                      0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                           46,000 shares                               2.2%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                           46,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       2.2%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                              Woodland Venture Fund
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                          New York

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of                     0 shares                                0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                      46,000 shares                         2.2%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                       0 shares                                0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                                 46,000 shares                         2.2%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 46,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       2.2%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                 Seneca Ventures
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                          New York

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of                 0 shares                                    0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                  46,000 shares                             2.2%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                   0 shares                                    0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                             46,000 shares                             2.2%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                             46,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       2.2%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   421923103                       13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                             Woodland Services Corp.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                          New York

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of                    0 shares                                 0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                     46,000 shares                          2.2%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                      0 shares                                 0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                                46,000 shares                          2.2%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                46,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       2.2%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  421923103                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
               The Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                          New York

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of                   0 shares                                   0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                    46,000 shares                            2.2%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                     0 shares                                   0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                               46,000 shares                            2.2%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                               46,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       2.2%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  421923103                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Brian Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of                   0 shares                                  0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                    0 shares                                  0%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                     0 shares                                  0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                               0 shares                                  0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                               0 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*                                                               |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated March 24, 1997, constitutes Amendment No. 4 to the
Schedule 13D, dated March 8, 1996, regarding the reporting persons' ownership of Common Stock of Healthcare Acquisition Corp. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 4 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Pursuant to Rule 13d-2, it shall state the information which has materially changed since the filing of the Schedule.

ITEM 4. Purpose of Transaction

            The reporting persons have revoked their vote against the proposal to approve the Agreement and Plan of Merger, providing for the merger of Healthcare Acquisition, Inc. and Encore Orthopedics, Inc.

ITEM 5. Interests in Securities of Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 2,100,000 shares of Common Stock outstanding as reported by the Issuer in its Joint Proxy/Prospectus, dated February 26, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 24, 1997:

                                 Shares of         Percentage of Shares
                               Common Stock           of Common Stock
Name                       Beneficially Owned(1)   Beneficially Owned(1)
----                       ---------------------   ---------------------

Woodland Partners                46,000(2)                2.2%
Barry Rubenstein                 46,000                   2.2%
Marilyn Rubenstein               46,000(2)                2.2%
Seneca Ventures                  46,000(2)                2.2%
Woodland Venture Fund            46,000(2)                2.2%
Woodland Services Corp.          46,000(2)                2.2%

----------
      (1) Does not include 50,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants.
      (2) The reporting person disclaims beneficial ownership of 46,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

                                       Shares of         Percentage of Shares
                                     Common Stock           of Common Stock
Name                             Beneficially Owned(1)   Beneficially Owned(1)
----                             ---------------------   ---------------------

The Marilyn and Barry Rubenstein
   Family Foundation                   46,000(2)                 2.2%
Brian Rubenstein                          0                        0%

      (b) Barry Rubenstein has sole power to vote and dispose of 46,000 shares of Common Stock currently held in his Rollover IRA account, representing approximately 2.2% of the outstanding Common Stock.

            By virtue of being the wife of Barry Rubenstein, Marilyn Rubenstein may be deemed to have shared power to vote and to dispose of 46,000 shares of Common Stock, representing approximately 2.2% of the outstanding Common Stock.

            Woodland Partners may be deemed to have shared power to vote and to dispose of 46,000 shares of Common Stock, representing approximately 2.2% of the outstanding Common Stock.

            Seneca may be deemed to have shared power to vote and to dispose of 46,000 shares of Common Stock, representing approximately 2.2% of the outstanding Common Stock.

            Fund may be deemed to have shared power to vote and to dispose of 46,000 shares of Common Stock, representing approximately 2.2% of the outstanding Common Stock.

            Services may be deemed to have shared power to vote and to dispose of 46,000 shares of Common Stock, representing approximately 2.2% of the outstanding Common Stock.

            The Foundation may be deemed to have shared power to vote and to dispose of 46,000 shares of Common Stock, representing approximately 2.2% of the outstanding Common Stock.

            (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from March 20, 1997 through March 24, 1997, inclusive.

                               Purchase or    Number of Shares      Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------             ---------    -------------------    ----------

Barry Rubenstein -
  Rollover IRA                   3/20/97            (4,100)            $5.09
                                 3/24/97            (1,000)            $5.09

Woodland Partners                3/21/97            (2,000)            $5.13
                                 3/24/97           (11,000)            $5.09

Marilyn Rubenstein               3/24/97           (20,000)            $5.09

Woodland Venture Fund            3/24/97           (50,000)            $5.09

Seneca Ventures                  3/24/97           (50,000)            $5.09

The Marilyn and Barry Rubenstein
   Family Foundation             3/24/97           (20,000)            $5.09

      The transactions were effected in the over-the-counter market.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) On March 24, 1997, the reporting persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.

                                    Signature

            After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: April 7, 1997


                                   /s/ Barry Rubenstein
                                   ---------------------------------------
                                   Barry Rubenstein, individually, as
                                   General Partner on behalf of
                                   Woodland Partners, Seneca
                                   Ventures, and Woodland Venture
                                   Fund, as President of Woodland
                                   Services Corp., and as Trustee of
                                   The Marilyn and Barry Rubenstein
                                   Family Foundation


                                   /s/ Marilyn Rubenstein
                                   ---------------------------------------
                                   Marilyn Rubenstein


                                               *
                                   ---------------------------------------
                                   Brian Rubenstein


*By: /s/ Barry Rubenstein
     ------------------------------
 Barry Rubenstein, Attorney-in-Fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).